NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103
United States Securities and Exchange Commission
Washington, DC 20549

Name of the Registrant: Amplify Energy Corp.
Name of person relying on exemption: Scott Larson
Address of person relying on exemption:
P.O. Box 191508, Dallas, Texas 75219
Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues. he soliciting person does not beneficially own more than $5 million of Amplify Energy Corp. common stock.



April 15, 2025
Updated Response to 4/15/2025 Proxy Amendment - Amplify's proposed merger with Juniper's companies

Dear Fellow Shareholders:

I am Scott A. Larson, a beneficial owner of more than 1,850,100 shares of Amplify's common stock.

1.      Statements in Proxy Amendment appear Grossly Inaccurate (see below).
2.      Per Proxy - Juniper's daily oil production:
      		2022  - 8,316 barrel per day (bpd)
     		2023 -  8,799 bpd
      		2024 - 7,900 bpd (thru 9/30/3024)
     		2025 - 7,000 bpd projected per Proxy
		2025 -  4,940 bpd est'd from CEO's stated hedging percentages (see below)
  		2026 - 3,195 bpd est'd from CEO's stated hedging percentages (see below)
3.	Per CEO (proxy amendment), Juniper's oil is 65-70% hedged in '25 and 50-55%
hedged in '26.
4.      Per proxy amendment, 100,042 barrels/month hedged or 3,335 bpd in '25; and 55,125 barrels/ month hedged or 1,837 bpd in '26.
5.      CEO's hedging percentages applied to hedged production equals:
		Projected production of approx. 4,940 bpd in '25 (3,335 bpd/.675 hedge est.)
		Projected production of approx. 3,195 bpd in '26 (1,837 bpd/.575 hedge est.)
6.      Per Proxy - Management provided Juniper's financial projections to
Houlihan Lokey, but is not disclosing publicly.  CEO could only determine hedge percentages for '25 and '26 knowing hedged positions and Juniper's
projected production.   Are CEO's hedging percentages greatly overstated
or is Juniper's production projected to be much lower in '25 and '26 compared to past production?
7.      Per Proxy Amendment - CEO states: Board "thoroughly considered...a wide range of options..." But per pp 48-56 of Proxy, contacts and discussions with
Companies A-H went nowhere, i.e., Juniper merger was the only option.
8.      Per Proxy Amendment - CEO states: "we will deliver strong free cash flow in 2025..."  How is this possible with high lending rates (now likely
12-13%), and with Proxy stating $35mm CapEx required for drilling to maintain production (and CapEx funds to be likely applied to payment of expensive debt)?
9.      Amplify's reliance on PV-10 is grossly misplaced. Amplify's management relies on PV-10 valuations of Juniper's reserves to support merger (Proxy amendment).  PV-10 valuations accepted for SEC filings, but today industry experts say even PV-15 (1/3 less in value than PV-10) will not likely provide a sufficient return on capital to an acquirer (particularly with high interest rates).
10. Per Proxy amendment - Amplify to refinance $140mm of Juniper's debt
(loans), but no mention of financing $65mm of Juniper's 9/30/2024 payables
(per Proxy).  Per proxy, Juniper was in breach of loan covenants with all lenders in 2024, particularly current ratio covenants dealing with excessive payables.

Other Big Picture Considerations regarding proposed merger with Juniper:
1.      Still No Stress Tests or Projections with lower oil prices.  Proforma
Consolidation of Amplify's and Juniper's operating statements in Proxy predate
9/3/2024 with much higher oil prices.  No updates on Juniper's daily production volumes or finances since 9/30/2024.  Shouldn't daily production volumes be available daily?
2. Let's Get Real on leverage: Merger grossly increases debt to equity ratio:
	a.      Day before merger announcement Amplify had:
			Market Cap (1/14/2025 stock price)  :            $260,000,000
			Debt (loans and payables 12/31/2024)        	 $184,000,000
						(Debt to equity ratio .71 to 1.00)
	b.     	Merged company will have:
			Market Cap - current stock price ($2.42)     	$161,000.000
			Debt (Loans and payables)    			$393,000,000
						(Debt to equity ratio 2.44 to 1.00)
3.      Amplify standalone has Power of Time with low leverage and great hedges, Amplify can withstand lower oil prices for a long time.  The merged company will  have high leverage and much higher debt servicing costs.  Per my April 10, 2025 memo (SEC filing on Amplify's website), with Juniper's projected production of  7,000 bpd for 2025 (likely lower if $35mm CapEx not used for drilling), and a loan of $150mm at a 12% interest rate, Juniper's projected cash flow for 2025 of $7,354,798 (using Proxy financial information)
doesn't service a 10 year  amortization (annualized payments of $25,824,768)
for a $150mm loan. The  merged company could have a very short life with lower oil prices.
4.      Comparison of Amplify and Juniper's Assets:  Juniper's assets 95% oil;
Amplify's assets 50/50 mix of oil and gas, preferred in today's markets.
Juniper's shale assets decline rates are high; Amplify's production declines at slow rates. Juniper has lots of undeveloped acreage (requiring more infrastructure costs) and Amplify has more infrastructure in place.
5.      The Market has Voted:  The precipitous 63% loss of market cap with the decline in Amplify's stock price from $6.48 on 1/14/2025 to the current
(4/15/2025) price of $2.42, indicates shareholders do not approve of the merger. Compare to a decline of 25% in XOP over the same period.
6.      Management still erroneously relies on Houlihan Lokey's (HL) fairness opinion to support Merger.  HL's fairness opinion uses 10% discounted cash flow analysis applied to 9/30/2024 and pre-9/30/2024 financials of companies
(when oil was in the mid-70s much of the time) to determine value of stock
(39%) in merged company to be given to Juniper, compared to the value of
Juniper's business determined with same discounted cash flow analysis.
HL used financial data provided by Amplify and Juniper, with no verification.
HL also used data providing synergistic savings for the merged company from
Amplify and Juniper, with no verification.  No other factors or valuation functions were performed. The data used is now outdated.  HL gave no consideration to quality of assets, leverage, oil and gas prices, management, projections and guidance (and management's failure to meet guidance and projections), locations of assets (very dispersed and lacking in synergies), nor consideration of any other factors pertaining to the companies.
HL will receive large fees if the merger closes and has every incentive to support the merger.
7.      Amplify's Shareholders are Losers on Corporate Governance.  Juniper
 and Amplify's Board have apparently agreed to certain undisclosed arrangements benefitting Amplify's Board members and Juniper's controlling officers, likely involving guarantees concerning employment and Board positions, compensation (including stock comp), serverance pay packages and other benefits.  These arrangements may or may not exist (they are not being disclosed) but are alluded to as "conflicts" in the Proxy.
Despite not being disclosed, Amplify's shareholders are supposed to consider these conflicts when voting (per Proxy).  Juniper will own 39%
of voting shares, and pursuant to a Shareholder Agreement will have the right to nominate up to 2 directors to the Board.  As a large voting block, it will also have the right to vote on the elections of all directors, as well as vote on all other shareholder matters.  This concentration of ownership will likely lead to Juniper's officials controlling the merged company for their benefit, to the exclusion of existing Amplify shareholders.  Juniper's shares in Amplify will be subject to a lock-up period of 1 year.  This combined with certain registration rights will likely depress the value of shares owned by
Amplify's existing shareholders for a long period.  Juniper's controlling stock interests will likely confirm an entrenchment of management and high G&A costs for Amplify.
8.      Management is Bound by Contract (per Proxy and Merger Agreement)
to Support Merger NO MATTER WHAT HAPPENS IN OIL AND CREDIT MARKETS.
Ongoing Merger Negotiations with a NO VOTE may improve terms of Merger for Amplify with a later Vote.  The Shareholder Special Meeting can be postponed by Juniper under the Merger Agreement indefinitely until there are sufficient votes for merger approval, or until a shareholder vote is allowed with Juniper not electing to postpone the meeting.  Juniper has access to vote count before the meetings.  Amplify is in default of
Merger Agreement if its Board or Management doesn't support the merger.
With a default, the Merger Agreement (see Proxy) provides for substantial penalties (more than $8,000,000) to be paid to Juniper and Juniper can still enforce specific performance of the Merger Agreement. Amplify
Shareholders are incurring significant losses in stock value due to the prospect of the merger.  As the Special Shareholder Meeting is adjourned from time to time by Juniper, Juniper could at some time provide more significant concessions.  This merger appears to be a bailout for Juniper
(search their prior history with oil companies).

FOR MANY REASONS, IT IS IMPERATIVE THAT AMPLIFY SHAREHOLDERS "VOTE NO" OR MAINTAIN YOUR "NO VOTE" AT EACH SPECIAL MEETING OF SHAREHOLDERS COMING UP. YOU MAY BE ASKING YOURSELF WHO WOULD ENTER INTO AN AGREEMENT WITH THESE OPENED ENDED TERMS? IT DOESN'T BENEFIT AMPLIFY SHAREHOLDERS.

Note: Financial analysis and calculations made above are based on information provided in Amplify's proxy or Amplify's other presentations. Other analysis based on assumptions should be considered hypothetical in nature. The analysis includes opinions of the undersigned made from a review of the limited information available. Financial information regarding Juniper's production, profits and cash flow is limited and not current and all analysis and projections involve estimates made with consideration of such data. No analysis provided above can be relied on for purposes of determining future performance, as actual results may differ materially from the analysis above, including projections. The undersigned has not made any investigation as to the accuracy or completeness of financial information or data pertaining to Juniper's or Amplify's assets, operations and financial information or data contained in Amplify's proxy materials and other presentations, nor does the undersigned have access to information to do so.

The undersigned advises everyone to perform independent investigations and analysis of information provided in Amplify's proxy materials and other presentations, as the analysis, estimates and information provided above should not be relied on as accurate or complete.

Please consider voting "NO" to the Merger and "NO" to the Adjournment or Extension as set forth in the Voting Proxy provided to you. If you already Voted, YOU MAY CHANGE YOUR VOTE before any meeting or adjournment.

Scott A. Larson (beneficial owner of more than 1,850,100 shares of Amplify's common stock)
Phone no. 469-816-6411
Email address: larson9@gmail.com